Exhibit 99.1

Suntech Reports Second Quarter 2011 Financial Results

• Shipments increase 48% year-over-year

• Reiterates 2011 shipment guidance of 2.2GW

Wuxi, China, August 22, 2011 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced financial results for its second fiscal quarter ended June 30, 2011.

Highlights

•	Total net revenues were $830.7 million in the second quarter of 2011, representing a sequential decrease of 5.3%, and an increase of 32.9% year-over-year.

•	Total PV shipments increased 2% sequentially, and increased 48% year-over-year.

•	GAAP gross profit margin was 4.1% in the second quarter of 2011. Excluding a $91.9 million charge related to the MEMC settlement, non-GAAP[1] gross margin was 15.1% in the second quarter of 2011.

•

Net loss attributable to holders of ordinary shares was $259.5 million, or $1.44 per diluted American Depository Share (ADS). Excluding the one-time charges related to the MEMC settlement and discontinued operations at CSG Solar in Germany, non-GAAP net loss attributable to holders of ordinary shares was $33.8 million, or $0.19 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•

Suntech achieved 2.4GW of PV cell and module capacity, and 1.2GW of silicon ingot and wafer capacity as of the end of the second quarter of 2011. PV cell capacity includes 600MW of capacity that is operated by a Suntech joint venture.

“In a competitive market environment, our core operations performed well as customers continued to demonstrate their preference for Suntech’s superior quality and highly bankable solar products,” said Dr. Shi, Suntech’s chairman and CEO. “With 48% shipment growth year-over-year, we achieved our shipment guidance and continued to improve our position in the Americas and emerging solar markets. Our pipeline to supply bankable utility-scale solar projects continued to build during the quarter, most notably with our 190MW partnership with Solarhybrid in Europe, and a recently-inked 200MW agreement for multiple projects in North America. We are also gaining traction in China’s utility solar market, which has been stimulated by the introduction of a national feed-in-tariff.”

1 All non-GAAP measures for 2011 exclude the one-time settlement charges in cash and the write-off of unamortized cost of warrants granted to MEMC related to the termination of MEMC long-term supply agreement, and the discontinuation of operations at CSG Solar AG. Non-GAAP measures for 2010 exclude one-time charges related to impairments to the thin film equipment and Shunda prepayment and investment. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.

“Operationally, we implemented a number of initiatives to improve our supply flexibility and lower our cost structure. Specifically, we discontinued a long term agreement with MEMC and expanded internal wafer capacity to 1.2GW. We also continued to drive solar innovation with the launch of two new high performance product lines that we are shipping in large-scale today.”

“Looking forward, we anticipate the highly competitive market environment to continue for the next few quarters. Nonetheless, we are confident that with our ongoing investment in expanding our channels, and the strength of our global solar brand, track record and highly bankable offering, we are well positioned to maintain our industry leadership,” added Dr. Shi.

Second Quarter 2011 Results

Net Revenues

Total net revenues for the second quarter of 2011 were $830.7 million, compared to $877.0 million in the first quarter of 2011 and $625.1 million in the second quarter of 2010. The sequential decline of revenues was primarily due to a decline in the average selling price of PV products, which was partially offset by an increase in shipments.

Gross Profit

For the second quarter of 2011, gross profit was $33.7 million and gross margin was 4.1% compared to $182.7 million and 20.8%, respectively, in the first quarter of 2011; and $123.3 million and 19.7%, respectively, in the second quarter of 2010. The sequential decrease in gross profit was primarily due to a $91.9 million write-off of the unamortized cost of warrants previously issued to MEMC in conjunction with a supply agreement, which was recently terminated. Excluding the impact of the MEMC warrants, non-GAAP gross profit was $125.6 million and non-GAAP gross margin was 15.1%.

In order to facilitate comparison between Suntech and its peers, as of the second quarter of 2011, Suntech has reclassified freight expense as an operating expense. Previously, freight expense was a component of cost of revenues. In the second quarter of 2011, freight expense was $16.7 million. Comparable numbers in historical periods have also been adjusted accordingly.

Operating Expenses

Operating expenses for the second quarter of 2011 increased to $204.0 million, which represented 24.6% of revenues, compared to $85.8 million, or 9.8% of revenues, in the first quarter of 2011, and $142.3 million, or 22.8% of revenues, in the second quarter of 2010. The sequential increase in operating expenses was primarily due to $120.0 million of expenses related to the recent termination of a wafer supply agreement with MEMC. The year ago period was impacted by a write-off of thin film equipment and prepayments to Shunda Holdings.

Excluding the one-time charge related to MEMC, non-GAAP operating expenses were $84.0 million, or 10.1% of revenues, in the second quarter of 2011.

Operating Income and Margin

Loss from operations in the second quarter of 2011 was $170.3 million and operating margin was negative 20.5%; compared to income from operations of $96.9 million and operating margin of 11.1% in the first quarter of 2011; and loss from operations of $19.0 million and operating margin of negative 3.0% in the second quarter of 2010. Excluding the one-time charges related to MEMC, non-GAAP income from operations was $41.6 million and non-GAAP operating margin was 5.0% in the second quarter of 2011.

Interest Expense

Net interest expense was $32.5 million in the second quarter of 2011 compared to net interest expense of $30.3 million in the first quarter of 2011 and $22.6 million in the second quarter of 2010. Net interest expense in the second quarter of 2011 included $10.1 million in non-cash expenses of which $8.3 million was related to the outstanding convertible notes.

Foreign Exchange and Other Income

Foreign exchange gain was $11.7 million in the second quarter of 2011 compared to a foreign exchange gain of $29.9 million in the first quarter of 2011 and a loss of $61.4 million in the second quarter of 2010. The foreign exchange gain in the second quarter was primarily related to the appreciation of the Euro versus the US Dollar.

Net other expense was $41.4 million in the second quarter of 2011, compared with net other expense of $56.4 million in the first quarter of 2011 and net other income of $24.3 million in the second quarter of 2010. The net other expense in the second quarter of 2011 was mainly due to mark-to-market losses from foreign exchange hedging activities. The net impact of losses related to hedging and foreign exchange fluctuations was approximately $29.7 million in the second quarter of 2011.

Equity in Earnings of Affiliates

Equity in earnings of affiliates in the second quarter of 2011 was $4.0 million, compared to equity in earnings of affiliates of $0.4 million in the first quarter of 2011 and losses of $100.6 million in the second quarter of 2010, which was primarily due to the impairment of equity investment in Shunda Holdings.

Discontinuation of CSG Solar

In the second quarter of 2011, Suntech discontinued operations of its subsidiary, CSG Solar AG, in Germany. Suntech incurred a $13.8 million one-time charge related to the discontinuation in the second quarter of 2011.

Net Income and Earnings per ADS

Net loss attributable to holders of ordinary shares was $259.5 million, or $1.44 per diluted ADS, for the second quarter of 2011, compared to net income of $31.9 million, or $0.17 per diluted ADS, for the first quarter of 2011 and a net loss of $174.9 million, or $0.97 per diluted ADS, for the second quarter of 2010. Non-GAAP net loss in the second quarter of 2011 was $33.8 million, or $0.19 per diluted ADS.

Balance Sheet

Cash and cash equivalents totaled $648.2 million as of June 30, 2011, compared with $782.6 million as of March 31, 2011. The primary uses of cash in the second quarter of 2011 were capital expenditures and working capital.

Inventory was $571.4 million as of June 30, 2011, compared with $550.2 million as of March 31, 2011.

Accounts receivable totaled $862.7 million as of June 30, 2011, compared with $715.6 million as of March 31, 2011. The increase in accounts receivable was primarily related to accounts with two large project customers as well as the majority of sales occurring in the month of June.

Short-term borrowings were $1,665.7 million as of June 30, 2011, compared with $1,626.6 million as of March 31, 2011.

Cash Flow

In the second quarter of 2011, cash provided by operations was $1.9 million, compared to cash used in operations of $140.2 million in the first quarter of 2011, and $14.3 million in the second quarter of 2010.

Non-Cash Items

In the second quarter of 2011, the major non-cash related expenses were share-based compensation charges of $3.4 million; depreciation and amortization expenses of $31.6 million; $10.1 million of non-cash interest expenses, as mentioned above; an inventory provision of $29.5 million; $91.9 million related to the MEMC warrants; and $13.8 million loss related to the discontinuation of CSG Solar.

Capital Expenditures and Amortization

In the second quarter of 2011, capital expenditures totaled $119.9 million, compared to $128.5 million in the first quarter of 2011 and $92.6 million in the second quarter of 2010. Capital expenditures in the second quarter of 2011 were primary related to the expansion of wafer manufacturing facilities.

Business Outlook

In the third quarter of 2011, Suntech expects PV shipments to increase by over 15% compared with the second quarter of 2011. Suntech expects gross margin will be in the range of 11% to 13% in the third quarter of 2011.

Suntech expects to incur losses related to hedging and foreign exchange of approximately $30 million in the third quarter of 2011. Guidance is based on an assumed exchange rate of $1.44 USD to the Euro.

For the fiscal year ending December 31, 2011, Suntech expects to ship at least 2.2GW of solar products and generate revenues of $3.2 billion to $3.4 billion, subject to changes in foreign exchange rates. Excluding the $91.9 million impact of the MEMC warrants, non-GAAP gross margin for the full year 2011 is expected to be range of 13% to 15%2.

Suntech plans to expand wafer capacity to 1.6GW by the end of 2011. As a result, full year 2011 capital expenditures are expected to be in the range of $340 million to $360 million. Suntech will maintain its cell and module production capacity at 2.4GW.

Second Quarter 2011 Conference Call Information

Suntech management will host a conference call today, Monday, August 22, 2011, at 8:00 a.m. U.S. Eastern Time (which corresponds to 8:00 p.m. Beijing/Hong Kong time and 12:00 p.m. Greenwich Mean Time on August 22, 2011) to discuss the company’s results.

Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1.800.798.2796
US Toll/International:	+1. 617.614.6204
UK:	+ 44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode:	Suntech

A replay of the conference call may be accessed until August 29, 2011 by dialing:

US Toll Free:	+1.888.286.8010
US Toll/International:	+1.617.801.6888
Passcode:	38370053

Additionally, a live and archived webcast of this conference call will be available on the Investors section of Suntech’s website at http://ir.suntech-power.com.

2 Non-GAAP gross margin for the full year 2011 excludes $91.9 million related to the write-off of unamortized cost associated with warrants granted to MEMC.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 15,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes expected third quarter 2011 shipments and gross margin; full year 2011 shipment expectations; and 2011 capacity and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to the termination of MEMC long-term supply agreement, including one-time cash settlement charges and the write-off of unamortized cost of warrants granted to MEMC, and the discontinuation of operations at CSG Solar AG in 2011. Non-GAAP measures for 2010 exclude one-time charges related to impairments to the thin film equipment and Shunda prepayment and investment. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected cash earnings and performance with its historical results from prior periods. This information is not intended to represent funds available for Suntech’s discretionary use and is not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures” set forth in this release and which shall be read together with the accompanying financial statements prepared under GAAP.

For further information, please contact:

Rory Macpherson

Investor Relations Director

Suntech Power Holdings Co., Ltd.

Tel: +1-415-268-8975

Email: ir@suntech-power.com

Brandi Floberg

Vice President

The Piacente Group, Inc.

Tel: +1-212-481-2050

Email: suntech@tpg-ir.com

Note: The quarterly consolidated financial statements are unaudited. The condensed consolidated balance sheets and cash flows are derived from Suntech’s unaudited consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	As of Jun 30, 2010	As of Mar 31, 2011	As of Jun 30, 2011
		(In millions)
ASSETS
Current assets:
Cash and cash equivalents	765.6	782.6	648.2
Restricted cash	82.2	118.1	119.7
Inventories	381.5	550.2	571.4
Accounts receivable	405.0	715.6	862.7
—Investee companies of GSF	94.2	44.7	27.3
—from others	310.8	670.9	835.4
Value-added tax recoverable	50.9	61.6	78.0
Advances to suppliers	68.4	119.3	104.9
Other current assets	275.0	220.9	171.9

Total current assets	2,028.6	2,568.3	2,556.8

Property, plant and equipment, net	846.7	1,420.3	1,523.9
Intangible assets, net	171.8	145.9	147.8
Goodwill	85.3	278.0	280.3
Investments in affiliates	234.3	556.7	560.4
Long-term prepayments	184.6	212.8	128.0
Long-term loan to suppliers	54.2	53.0	—
Amount due from related parties	163.5	93.3	86.6
Other non-current assets	105.5	152.6	151.6

TOTAL ASSETS	3,874.5	5,480.9	5,435.4

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	939.2	1,626.6	1,665.7
Accounts payable	366.1	474.2	521.2
Convertible notes-current	4.2	4.2	3.8
Other current liabilities	229.4	484.3	579.0

Total current liabilities	1,538.9	2,589.3	2,769.7

Long-term bank borrowings	142.7	202.7	202.3
Convertible notes-non-current	531.8	555.4	563.7
Accrued warranty costs	65.1	88.8	82.4
Other long-term liabilities	124.2	145.1	155.4

Total liabilities	2,402.7	3,581.3	3,773.5

Total Suntech Power Holdings Co. Ltd. Equity	1,457.3	1,888.9	1,653.1
Noncontrolling interest	14.5	10.7	8.8

Total equity	1,471.8	1,899.6	1,661.9

TOTAL LIABILITIES AND EQUITY	3,874.5	5,480.9	5,435.4

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED INCOME STATEMENT

	Three months ended
	June 30, 2010	Mar 31, 2011	June 30, 2011
	(In millions, except per share, and per ADS data)

Total net revenues	625.1	877.0	830.7
— Investee companies of GSF	—	33.6	—
— Others	625.1	843.4	830.7
Total cost of revenues	501.8	694.3	797.0
— Cost of goods sold	501.8	694.3	705.1
— Write-off of unamortized warrants cost for MEMC			91.9

Gross profit	123.3	182.7	33.7

Selling expenses	26.9	36.0	38.6
General and administrative expenses	26.8	41.6	36.7
Research and development expenses	9.0	8.2	8.7
Provision for prepayment to affiliates	25.0	—	—
Impairment of long-lived assets	54.6	—	—
MEMC settlement charges	—	—	120.0

Total operating expenses	142.3	85.8	204.0

(Loss) income from operations	(19.0)	96.9	(170.3)

Interest expense	(23.8)	(32.3)	(34.5)
Interest income	1.2	2.0	2.0
Foreign exchange (loss) gain	(61.4)	29.9	11.7
Other income (expense), net	24.3	(56.4)	(41.4)

(Loss) income from continuing operations before income taxes	(78.7)	40.1	(232.5)
Tax benefit (expense), net	5.1	(5.5)	(16.8)

(Loss) income from continuing operations after taxes before noncontrolling interest and equity in (loss) earnings of affiliates	(73.6)	34.6	(249.3)
Added Equity in (loss) earnings of affiliates, net of taxes	(100.6)	0.4	4.0

(Loss) income from continuing operations	(174.2)	35.0	(245.3)
Loss form discontinued operation, net of tax	(0.4)	(2.9)	(13.8)

Net (loss) income	(174.6)	32.1	(259.1)

Net loss attributible to the noncontrolling interest	(0.3)	(0.2)	(0.4)

Net (loss) income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	(174.9)	31.9	(259.5)

Net (loss)income per share and per ADS

— Basic

Continuing operations	(0.97)	0.20	(1.36)
Discontinued operations	(0.00)	(0.02)	(0.08)

Net (Loss) Income per Share	(0.97)	0.18	(1.44)

— Diluted

Continuing operations	(0.97)	0.19	(1.36)
Discontinued operations	(0.00)	(0.02)	(0.08)

Net (Loss) Income per Share	(0.97)	0.17	(1.44)

Shares and ADSs used in computation

— Basic	179,598,187	180,152,807	180,393,909
— Diluted	179,598,187	182,466,874	180,393,909

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	June 30, 2010	March 31, 2011	June 30, 2011
	(In millions)

Operating activities:
Net (loss) income	(174.5)	32.1	(259.1)
Share based compensation	6.0	3.7	3.4
Depreciation and amortization	20.5	38.2	31.6
Amortization of debt discount	7.5	8.1	8.3
Deferred taxes	(9.5)	(9.7)	(7.0)
Provision for doubtful accounts	23.1	1.4	2.8
Provision for inventories	(3.4)	5.7	29.5
Impairment provision for long-term investments	82.3	1.4	—
Impairment of Long-lived Assets	54.6	—	—
Write-off of unamortized warrants cost for MEMC	—	—	91.9
Equity in loss (earnings) of affiliates	18.3	(0.4)	(4.0)
Loss on disposal of investments	—	—	13.8
(Gain) Loss on financial derivatives, net	(23.8)	50.9	41.1
Other non-cash items	1.0	7.6	1.4
Changes in working capital	(16.4)	(279.2)	48.2

Net cash (used in) provided by operating activities	(14.3)	(140.2)	1.9

Investing activities:
Purchases of property, plant and equipment	(92.6)	(128.5)	(119.9)
Net proceeds (payments) from redemption of financial derivatives	5.7	(40.6)	(54.9)
Other investing activities	73.6	(12.4)	4.6

Net cash used in investing activities	(13.3)	(181.5)	(170.2)

Financing activities:
Net change in bank borrowings	113.9	265.2	39.8
Other financing activities	1.7	(27.9)	(0.9)

Net cash provided by financing activities	115.6	237.3	38.9

Effect of exchange rate changes	0.4	(5.5)	(5.0)

Net increase (decrease) in cash and cash equivalents	88.4	(89.9)	(134.4)
Cash and cash equivalents at the beginning of the year	677.2	872.5	782.6

Cash and cash equivalents at the end of the year	765.6	782.6	648.2

Reconciliation of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

	GAAP 2Q11 Results	MEMC Contract Termination	CSG Discontinuation	Non-GAAP 2Q11 Results
Revenue	$830.7			$830.7
Cost of Revenues	$797.0	$91.9		$705.1
Gross Profit	$33.7	$91.9		$125.6
Gross Margin	4.1%	11.00%		15.1%
Operating Expenses	$204.0	$120.0		$84.0
Operating (Loss) Income	($170.3)	$211.9		$41.6
Operating Margin	-20.5%	25.5%		5.0%
Loss from discontinued operation, net of tax	($13.8)		$13.8	—
Net (loss) income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	($259.5)	$211.9	$13.8	($33.8)
Earnings per ADS	($1.44)	$1.17	$0.08	($0.19)

	GAAP 2Q10 Results	Provision for prepayment to affiliates	Impairment of long- lived assets	Shunda OTTI Impairment	Non-GAAP 2Q10 Results
Revenue	$625.1				$625.1
Cost of Revenues	$501.8				$501.8
Gross Profit	$123.3				$123.3
Gross Margin	19.7%				19.7%
Operating Expenses	$142.3	$25.0	$54.6		$62.7
Operating (Loss) Income	($19.0)	$25.0	$54.6		$60.6
Operating Margin	-3.0%	4.0%	8.7%		9.7%
Equity in (loss) earnings of affiliates, net of taxes	($100.6)			$101.1	$0.5
Net (loss) income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	($174.9)	$25.0	$54.6	$101.1	$5.8
Earnings per ADS	($0.97)	$0.14	$0.30	$0.56	$0.03